Exhibit 4.19

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of all material characteristics of the capital stock of The Arena Group Holdings, Inc., a Delaware corporation (“The Arena Group,” the “Company,” “we,” “us,” or “our”), as set forth in our Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and our Second Amended and Restated Bylaws (“Bylaws”), and as registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.19 is a part and to the provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to review complete copies of our Certificate of Incorporation and our Bylaws, and the applicable provisions of the DGCL for additional information.

General

Our authorized capital stock consists of 1,001,000,000 shares, divided into 1,000,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Under our Certificate of Incorporation, our board of directors (our “Board”) has the authority to issue such shares of Common Stock and Preferred Stock in one or more classes or series, with such voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof, if any, as shall be provided for in a resolution or resolutions adopted by our Board and filed as designations.

Common Stock

As of December 31, 2022, 18,303,193 shares of our common stock were outstanding.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and are entitled to receive dividends when and as declared by our Board out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of The Arena Group. We have not paid any dividends and do not anticipate paying any dividends on our Common Stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Our Common Stockholders have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. Our Common Stock is not subject to redemption by us.

Preferred Stock

Of the 1,000,000 shares of Preferred Stock authorized, our Board has previously designated:

●	1,800 shares of Preferred Stock as Series G convertible Preferred Stock (“Series G Preferred Stock”), of which approximately 168 shares remained outstanding as of December 31, 2022; and

●	23,000 shares of Preferred Stock as Series H convertible Preferred Stock (“Series H Preferred Stock”), of which 14,356 shares remained outstanding as of December 31, 2022.

Of the 1,000,000 shares of Preferred Stock, 975,200 shares remained available for designation by our Board as of December 31, 2022. Accordingly, our Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock could have the effect of restricting dividends on Common Stock, diluting the voting power of Common Stock, impairing the liquidation rights of Common Stock, or delaying or preventing a change in control of us, all without further action by our stockholders.

Series G Preferred Stock

The Series G Preferred Stock is convertible into shares of Common Stock, at the option of the holder, subject to certain limitations. We may require holders to convert all (but not less than all) of the Series G Preferred Stock or buy out all outstanding shares of Series G Preferred Stock at the liquidation value of approximately $168,500. Holders of Series G Preferred Stock are not entitled to dividends and have no voting rights, unless required by law or with respect to certain matters relating to the Series G Preferred Stock.

Upon a change in control, sale of or similar transaction, as defined in the Certificate of Designation for the Series G Preferred Stock, the holder of the Series G Preferred Stock has the option to deem such transaction as a liquidation and may redeem the approximately 168 shares outstanding as of December 31, 2022 at the liquidation value of $1,000 per share, or an aggregate amount of approximately $168,500. The sale of all our assets on June 28, 2007, triggered the redemption option.

Series H Preferred Stock

The Series H Preferred Stock has a stated value of $1,000, convertible into shares of our Common Stock, at the option of the holder subject to certain limitations, at a conversion rate equal to the stated value divided by the conversion price of approximately $7.26 per share. In addition, if at any time prior to the nine-month anniversary of the issuance date of the Series H Preferred Stock (the “Closing Date”), we sell or grant any option or right to purchase or issue any shares of our Common Stock, or securities convertible into shares of our Common Stock, with net proceeds in excess of $1,000,000 in the aggregate, entitling any person to acquire shares of our Common Stock at an effective price per share that is lower than the then-conversion price (such lower price, the “Base Conversion Price”), then the conversion price will be reduced to equal the Base Conversion Price. All the shares of Series H Preferred Stock automatically convert into shares of our Common Stock on the fifth anniversary of the Closing Date at the then-conversion price. The number of shares issuable upon conversion of the Series H Preferred Stock will be adjusted in the event of stock splits, stock dividends, combinations of shares, and similar transactions. Each share of Series H Preferred Stock is entitled to vote on an as-if-converted to Common Stock basis, subject to beneficial ownership blocker provisions and other certain conditions.

Certain Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our Board to maximize stockholder value.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Certificate of Incorporation and Bylaws Provisions

Our Certificate of Incorporation and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

●	Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by a majority of our Board, the Chairman of our Board, our Chief Executive Officer, or President (in the absence of our Chief Executive Officer).

●	Stockholder Advance Notice Procedures. Our Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of our stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in our management.

●	Exclusive Forum. Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the courts in the State of Delaware are, to the fullest extent permitted by applicable law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of the Certificate of Incorporation or the Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine.

●	No Action by Written Consent. Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly constituted annual or special meeting of the stockholders.

●	Amendments to our Certificate of Incorporation. Any amendments to our Certificate of Incorporation requires an affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares (in aggregate and by each voting class) entitled to vote on such amendments unless our Board recommends to our stockholders that they approve such amendment, in which case only a majority of the voting power of capital stock (in aggregate and by each voting class) entitled to vote on such amendments is required.

●	Undesignated Preferred Stock. Because our Board has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our Common Stock, which could adversely affect the holders of Common Stock and could discourage a takeover of us even if a change of control of the Company would be beneficial to the interests of our stockholders.

These and other provisions contained in our Certificate of Incorporation and Bylaws are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219. The transfer agent’s telephone number is (800) 937-5449.

NYSE American Listing

Our Common Stock is traded on the NYSE American under the symbol “AREN.”